Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SARCOS TECHNOLOGY AND ROBOTICS CORPORATION

Sarcos Technology and Robotics Corporation, a Delaware corporation (the “Company”), hereby certifies as follows:

1.
The name of the Company is Sarcos Technology and Robotics Corporation. The Company was originally incorporated under the name of Rotor Acquisition Corp., and the original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on August 27, 2020.
2.
The terms and provisions of this Certificate of Amendment of Amended and Restated Certificate of Incorporation have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”) by the Board of Directors of the Company (the “Board of Directors”) and the stockholders of the Company.
3.
Section 1 of Article IV of the Amended and Restated Certificate of Incorporation of the Company is hereby amended and restated in its entirety to read as follows:

“Section 1. Effective immediately upon the filing and effectiveness of this Certificate of Amendment (the “Effective Time”), each six (6) shares of Common Stock of the Company, par value $0.0001 per share, that are issued and outstanding or held in treasury on the Effective Time shall be reverse split and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock of the Company, par value $0.0001 per share, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The Reverse Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock of the Company. No fractional shares shall be issued upon the exchange and combination. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay an amount of cash equal to the product of (i) the fractional share to which the holder would otherwise be entitled and (ii) the closing price per share on the trading day immediately preceding the Effective Time (as adjusted to give effect to the Reverse Stock Split), without interest. All other rights, preferences and privileges of the Company’s Common Stock shall be adjusted to reflect the Reverse Stock Split pursuant to the terms of the Amended and Restated Certificate of Incorporation in existence as of immediately prior to the filing of the Certificate of Amendment.

This Company is authorized to issue two classes of stock, to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of stock that the Company shall have authority to issue is 175,000,000 shares, of which 165,000,000 shares are Common Stock, $0.0001 par value per share, and 10,000,000 shares are Preferred Stock, $0.0001 par value per share.”

4.
This Certificate of Amendment was approved by written consent of the Board of Directors and by the stockholders of the Company at a meeting thereof duly called and held on June 14, 2023.
5.
This Certificate of Amendment shall become effective on July 5, 2023 at 4:01 p.m. Eastern Time.

[signature page follows]

IN WITNESS WHEREOF, this Certificate of Amendment of Amended and Restated Certificate of Incorporation has been duly executed by an authorized officer of the Company on June 19, 2023.

SARCOS TECHNOLOGY AND ROBOTICS CORPORATION /s/ Andrew Hamer
Andrew Hamer Chief Financial Officer